Filed by Ethyl Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Ethyl Corporation

Commission File No. 333-113325

ETHYL CORPORATION — DIRECTORS VOTE TO RECOMMEND HOLDING COMPANY

Richmond, VA, (March 5, 2004) — The Board of Directors of Ethyl Corporation (NYSE-EY) have unanimously voted to recommend to its shareholders that the Company move to a holding company structure. Under this structure, Ethyl would become a wholly owned subsidiary of a new holding company to be named NewMarket Corporation. As part of the process, Ethyl has caused to be filed a Registration Statement on Form S-4 with the Securities and Exchange Commission to register the securities of NewMarket Corporation. The current shareholders of Ethyl would become shareholders of NewMarket Corporation upon the closing of the transaction. Ethyl has received a private letter ruling from the Internal Revenue Service that the proposed transaction will constitute a tax-free exchange for federal income tax purposes and that holders of Ethyl common stock will not recognize gain or loss on the conversion of Ethyl common stock into NewMarket common stock. Implementation of this change is subject to a number of conditions, including the approval by the Ethyl shareholders at Ethyl’s next annual meeting. Subject to these conditions and shareholder approval, the transaction is expected to close during the second half of the year.

Ethyl Corporation develops, manufactures, blends, and delivers chemical additives that enhance the performance of petroleum products. From custom-formulated chemical blends to market-general additive components, Ethyl provides the world with the technology to make fuels burn cleaner, engines run smoother and machines last longer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statement

Some of the information contained in this press release constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Ethyl’s management believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: our ability to complete the holding company restructuring, timing of sales orders; gain or loss of significant customers; competition from other manufacturers; a significant rise in interest rates; resolution of environmental liabilities; changes in the demand for Ethyl’s products; significant changes in new product introduction; increases in product cost; the impact of fluctuations in foreign exchange rates on reported results of operations; changes in various markets;

geopolitical risks in certain of the countries in which Ethyl conducts business; the impact of consolidation of the petroleum additives industry; and other factors detailed from time to time in the reports that Ethyl files with the Securities and Exchange Commission, including the risk factors in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” of Ethyl’s 2003 Annual Report on Form 10-K, which is available to shareholders upon request.

* * * * * * * *

The Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) in connection with the merger that will establish holding company formation contains the preliminary proxy statement of Ethyl and the preliminary prospectus of NewMarket. In addition, Ethyl and NewMarket will file other relevant documents concerning the merger with the SEC. We urge investors to read the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus when it is available, and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed by Ethyl and NewMarket with the SEC can be obtained by contacting Ethyl at the following address and telephone number: Ethyl Corporation, 330 South Fourth Street, Richmond, Virginia 23219, Attention: Corporate Secretary, telephone: (804) 788-5000.

Ethyl, its officers, employees and agents may be soliciting proxies from Ethyl shareholders in connection with the merger. Information concerning the participants in the solicitation is set forth in the preliminary proxy statement/prospectus included in the Registration Statement on Form S-4 filed by NewMarket with the SEC on March 5, 2004.

CONTACT:	Ethyl Corporation, Richmond Investor Relations David A. Fiorenza, 804-788-5555 Fax: 804-788-5688 Email: investorrelations@ethyl.com